Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges1

(Dollar amounts in thousands)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2015	2014	2013	2012
Earnings:
Loss before income taxes	$(15,570)	$(57,061)	$(50,109)	$(43,137)
Add back: Fixed Charges	1,874	7,652	6,386	4,306

Loss before fixed charges	(13,696)	(49,409)	(43,723)	(38,831)

Fixed Charges:
Interest Expense	1,874	7,652	6,386	4,306
Interest Portion of Rental Expense (3)	—	—	—	—

Total Fixed Charges	1,874	7,652	6,386	4,306

Coverage deficiency (2)	$(15,570)	$(57,061)	$(50,109)	$(43,137)

(1)	We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.
(2)	In each of the periods presented, we incurred a loss before income taxes and as a result our earnings were insufficient to cover our fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.
(3)	We utilized an assumed interest factor of 33% in rental expense.